

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



03029477

9 August 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 8 August 2003, Re: Recurrent Related Party Transactions of a Revenue or Trading Nature for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286





Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION/EDMS/KLSE** on **08-08-2003 05:36:45 PM**
Reference No **SC-030808-4B91D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :
RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

Pursuant to paragraph 2.0 of the Practice Note No. 12/2001, the Company wishes to announce that Silverstone Berhad and its subsidiaries ("Silverstone Berhad Group") have entered into recurrent transactions of a revenue or trading nature with its related party as set out in Table I ("Recurrent Transactions").

The Company had on 19 December 2002 obtained a mandate from its shareholders to enter into recurrent related party transactions of a revenue or trading nature with its related parties ("Shareholders' Mandate"). The Recurrent Transactions were not included in the Shareholders' Mandate as the Silverstone Berhad Group only became subsidiaries of the Company pursuant to the group wide restructuring scheme of the Company which was implemented on 14 March 2003.

The following Directors do not consider themselves independent in respect of the Recurrent Transactions :

Tan Sri William H.J. Cheng
Phang Wai Yeen
Ngan Yow Chong
Datuk Cheng Yong Kim

Other than as disclosed above, none of the Directors has any interest, direct or indirect in the Recurrent Transactions.

It is likely that the Recurrent Transactions will occur with some degree of frequency and could arise at any time. In view of the time sensitive and frequent nature of the Recurrent Transactions, the Company will include the Recurrent Transactions in the circular to be issued in due course in relation to the renewal of the Shareholders' Mandate at the 2003 annual general meeting of the Company to be held by 31 December 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I

Subsidiary of the Company	Nature of Transaction	Value Transacted	Estimated Value*	Related Party #
Silverstone Berhad Group	Purchase of petroleum	RM1.211 million	RM1.20 million	Lion Forest Industries Berhad Group

* Estimated value of further transactions prior to obtaining a renewal of the Shareholders' Mandate.

The abovementioned corporation is a related party as it is a person connected with :

i) Tan Sri William H.J. Cheng (the Chairman and a major shareholder of the Company) and Datuk Cheng Yong Kim (a Director and a major shareholder of the Company) who each has a direct and/or indirect interest held via corporations in which they each has more than 15% shareholding.

ii) The companies listed below (major shareholders of the Company) which have direct and/or indirect interest held via corporations in which they each has more than 15% shareholding :

a) Lion Corporation Berhad
b) Lion Development (Penang) Sdn Bhd

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as Angkasa Marketing Berhad)

Secretary

08 AUG 2003